Exhibit 99.1

ENVOY CAPITAL GROUP INC. ANNOUNCES
SECOND QUARTER RESULTS FOR FISCAL 2010

TORONTO, ON – May 6, 2010 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its second quarter of fiscal 2010.

For the quarter ended March 31, 2010, Envoy earned net income of $0.9 million or $0.11 per fully diluted share compared with a net loss of ($1.2) million or ($0.15) per fully diluted share for the same quarter last year.  The per share calculations are based on fully diluted weighted average shares outstanding of approximately 8.4 million for the current quarter and 8.6 million for the prior year.

The Consumer and Retail Branding Division returned to profitability in the second quarter due to significantly reduced overhead.  For the second quarter, the Consumer and Retail Branding Division earned a profit of approximately $120,000, compared to a net loss of approximately ($460,000) in the same period last year.

The Merchant Banking Division also performed well during the second quarter. For the three months ended March 31, 2010, the Merchant Banking Division earned a profit of almost $1.2 million, compared with a net loss of ($0.4) million in the same period last year.  Investment returns outperformed the overall market, with the Company’s portfolio generating returns of over 8%, compared to 4% on the DJIA, 5% on the S&P500, and 2.5% on the TSX.  In addition to good returns on its investments, the Merchant Banking division also began to experience the cost savings from its first quarter restructuring, as  overhead costs for the second quarter were approximately half those in the prior year period.

While there is still some uncertainty in the global capital markets, management is cautiously optimistic that its lower overhead and investment approach has positioned the Company well going into the third quarter.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Contact: Andrew Patient
Tel: (416) 593-1212

Or contact our investor relations department at:  info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

As at:	March 31	September 30
	2010	2009

Current assets	$18,621,533	$21,476,272
Long-term assets	1,838,926	2,118,932
	20,460,459	23,595,204
Current liabilities	2,571,435	1,958,762
Long-term liabilities	-	-
	2,571,435	1,958,762

Minority interest	8,745	12,408

Shareholders' equity	17,880,279	21,624,034

	$20,460,459	$23,595,204

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the six months ended:	March 31	March 31
	2010	2009

Net revenue from consumer branding business	$3,640,965	$6,996,499
Net investment gains (losses)	1,401,662	(254,976)
Interest and dividend income	12,488	208,155
	5,055,115	6,949,678

Operating expenses:
Salaries and benefits	3,901,327	6,838,372
General and administrative	1,231,028	1,636,454
Occupancy costs	480,037	390,235
	5,612,392	8,865,061

Depreciation	133,375	351,232

Interest expense and financing costs	19,711	17,259

	5,765,478	9,233,552

Loss before restructuring expense, income taxes and minority interest	(710,363)	(2,283,874)

Restructuring expense	2,414,948	-

Loss before income taxes and minority interest	(3,125,311)	(2,283,874)

Income tax expense	-	-

Loss before minority interest	(3,125,311)	(2,283,874)

Minority interest	(1,714)	(3,030)

Net loss	(3,123,597)	(2,280,844)

Loss per share
Basic	$(0.37)	$(0.27)
Diluted	$(0.37)	$(0.27)

Weighted average number of common shares outstanding - basic	8,478,097	8,558,556
Weighted average number of common shares outstanding - fully diluted	8,478,097	8,558,556

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(17,539,820)	$(7,064,010)

Net loss	(3,123,597)	(2,280,844)

Deficit, end of period	$(20,663,417)	$(9,344,854)

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	March 31	March 31
	2010	2009

Net revenue from consumer branding business	$2,063,838	$3,054,725
Net investment gains	1,479,870	138,396
Interest and dividend income	5,004	70,435
	3,548,712	3,263,556

Operating expenses:
Salaries and benefits	1,807,685	3,372,752
General and administrative	532,490	788,536
Occupancy costs	246,335	170,302
	2,586,510	4,331,590

Depreciation	66,114	163,757

Interest expense and financing costs	5,575	12,764
	2,658,199	4,508,111

Income (loss) before income taxes and minority interest	890,513	(1,244,555)

Income tax expense	-	-

Income (loss) before minority interest	890,513	(1,244,555)

Minority interest	2,044	(1,542)

Net income (loss)	888,469	(1,243,013)

Earnings (loss) per share
Basic	$0.11	$(0.15)
Diluted	$0.11	$(0.15)

Weighted average number of common shares outstanding - basic	8,399,562	8,558,377
Weighted average number of common shares outstanding - fully diluted	8,399,562	8,558,377

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(21,551,886)	$(8,101,841)

Net income (loss)	888,469	(1,243,013)

Deficit, end of period	$(20,663,417)	$(9,344,854)